SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No.   )*

Motor Sport Country Club Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

77578R 100

(CUSIP Number)

Perpetual Industries Inc.

5 – 8720 Macleod Trail South, # 110

Calgary, Alberta T2H 0M4

CANADA

Attn:  Doug Greig

General Manager of Operations

403-214-4321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following Pages)

CUSIP No. 77578R 100		13D

1	Names of Reporting Persons Perpetual Industries Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 10,000,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 10,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. 77578R 100		13D

1	Names of Reporting Persons Brent W. Bedford

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Calgary, Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 10,000,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 10,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person IN

SCHEDULE 13D

Item 1.            Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Motor Sport Country Club Holdings, Inc., a Nevada corporation, which has its principal executive offices at 11100 W. 8th Avenue, Suite 200, Lakewood, Colorado 80215 (the “Issuer”).  This statement is being filed in accordance with Rule 101(a)(1)(iii) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

This statement is jointly filed by Perpetual Industries Inc., a Nevada corporation (“Perpetual”), and Brent W. Bedford, an individual (“Bedford” and, collectively with Perpetual, the “Reporting Person”).

Item 2.            Identity and Background.

The information set forth in this paragraph is given with respect to Perpetual.  Perpetual’s principal office is located at 5 – 8720 Macleod Trail South, # 110, Calgary, Alberta T2H 0M4 CANADA.  Perpetual’s principal business is research and industrial design. During the last five years, none of Perpetual and its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, none of Perpetual and its executive officers and directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in this paragraph is given with respect to Bedford, who is an executive officer, director and stockholder of Perpetual.  Bedford is a control person of Perpetual and therefore may be deemed to have voting control and investment discretion over the shares of Common Stock held by Perpetual.  Bedford’s business address is 5 – 8720 Macleod Trail South, # 110, Calgary, Alberta T2H 0M4 CANADA.  Bedford’s present principal occupation or employment is as Chairman, President and Chief Executive Officer of Perpetual which is in the business of research and industrial design.  During the last five years, Bedford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, Bedford was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Bedford is a citizen of Alberta, Canada.

Item 3.            Source and Amount of Funds or Other Consideration.

Pursuant to that certain Exclusive Master License Agreement For the XYO Technology Within the Automotive Industry made as of July 30, 2011 by and between Perpetual and the Issuer (the “Master License Agreement”), the Issuer licensed from Perpetual certain technology for the manufacture and use of automatic balancing systems suitable in the balancing and stabilization of rotating systems within the automotive industry.  In exchange for the license under the Master License Agreement, the Issuer agreed to pay a non-refundable license fee to Perpetual consisting of (i) up to $500,000 in cash payable in $100,000 increments for every $200,000 raised by the Issuer in offerings of its debt or equity securities, and (ii) 10,000,000 shares of Common Stock valued at $0.20 per share.  In addition, the Issuer will pay certain royalties to Perpetual under the Master License Agreement.

The description of the Master License Agreement is qualified in its entirety by the provisions of such agreement incorporated by reference into this statement as an exhibit.

Item 4.            Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock pursuant to the consummation of the Master License Agreement described more fully in Item 3 above.

The shares of Common Stock were acquired by the Reporting Person for investment. The Reporting Person reserves the right to acquire additional securities of the Issuer, either in open market purchases or in private transactions.

The Reporting Person has no plans and the Reporting Person does not plan to propose any action which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposal to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

The description of the Master License Agreement is qualified in its entirety by the provisions of such agreement incorporated by reference into this statement as an exhibit.

Item 5.            Interest in Securities of the Issuer.

(a)   Perpetual is the beneficial owner of 10,000,000 shares of Common Stock, all of which are held directly by it, which represent approximately 28.3% of the Common Stock issued and outstanding.  The calculation of Perpetual’s percentage ownership of the Common Stock issued and outstanding is based upon a report of the Issuer’s transfer agent dated

July 21, 2011 indicating that 25,358,935 shares of Common Stock were issued and outstanding, plus the 10,000,000 shares of Common Stock issued to Perpetual in connection with the Master License Agreement as described more fully in Item 3 above, for a total of 35,358,935 shares of Common Stock issued and outstanding.

Bedford is an executive officer, director and beneficial owner of approximately 36.8% of the issued and outstanding capital stock of Perpetual and therefore may be deemed an indirect beneficial owner of the shares of Common Stock beneficially owned by Perpetual.

The description of the Master License Agreement is qualified in its entirety by the provisions of such agreement incorporated by reference into this statement as an exhibit.

(b)  The Reporting Person shares voting and investment power over the 10,000,000 shares of Common Stock held by Perpetual.

(c)  The Reporting Person was not directly involved in any transaction in the Issuer’s securities during the last 60 days. The Reporting Person was previously directly involved in a transaction in the Issuer’s securities in connection with the issuance of 10,000,000 shares of Common Stock pursuant to the Master License Agreement as described more fully in Item 3 above.

The description of the Master License Agreement is qualified in its entirety by the provisions of such agreement incorporated by reference into this statement as an exhibit.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As more fully described in Item 3 above, the shares of Common Stock were acquired by the Reporting Person in connection with the Master License Agreement. Other than the Master License Agreement, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The description of the Master License Agreement is qualified in its entirety by the provisions of such agreement incorporated by reference into this statement as an exhibit.

Item 7.            Material to be Filed as Exhibits.

1.  Exclusive Master License Agreement For the XYO Technology Within the Automotive Industry made as of July 30, 2011 by and between the Reporting Person and the Issuer. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated July 31, 2011 as filed with the Commission on August 5, 2011).

2.  Joint Filing Agreement dated February 3, 2012 by and between Perpetual and Bedford.

*  *  *  *  *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2012

PERPETUAL INDUSTRIES INC.

/s/ Doug Greig
Doug Greig, General Manager of Operations

/s/ Brent W. Bedford
Brent W. Bedford, individually